NO ACT

DC

PE
11-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]ANCE

07085578

December 20, 2007

RECD S.E.C.
DEC 2 0 2007
1086

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 12/20/2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated November 28, 2007

Dear Mr. Parsons:

This is in response to your letter dated November 28, 2007 concerning the shareholder proposal submitted to ExxonMobil by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

November 28, 2007

RECEIVED
2007 DEC -4 AM 9:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Management Compensation

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Robert D. Morse and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's 2008 annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to attend last annual meeting or appoint a representative to present proposal.

The proponent submitted a proposal that was included in ExxonMobil's proxy material for the 2007 annual meeting (Exhibit 2). However, neither the proponent nor his qualified representative attended the 2007 meeting to present the proposal. The reasons stated by the proponent for non-attendance (see Exhibit 1) relate to cost and inconvenience, matters which have not been held to constitute "good cause" for failing either to attend or to appoint a qualified representative to present a proposal. See Exxon Mobil Corporation (available December 14, 2004) (proposal submitted by same proponent excluded where proponent failed to attend or appoint a representative to present proposal at prior annual meeting; similar reasons given by proponent for non-attendance). Accordingly, the proposal submitted by the proponent for ExxonMobil's 2008 annual meeting may be excluded from our proxy material under Rule 14a-8(h).

In light of this proponent's prior record (discussed in more detail below), we respectfully ask the staff also to confirm that the staff's response will apply to any future submissions by the same proponent to ExxonMobil with respect to the 2009 annual meeting. We affirm that, if a proposal is omitted from our 2009 proxy material on this basis, the company will provide notice to the staff. See ExxonMobil (cited above) (proponent failed to attend or appoint representative for 2004 annual meeting; staff concurred that response allowing exclusion of proposal for 2005 annual meeting would also apply to submissions by same proponent for 2006 annual meeting).

Request for additional relief.

In light of the particular prior record of this proponent, we also believe it would be appropriate for the staff to grant additional relief. Specifically, we ask the staff to concur that future proposals submitted by the proponent may be omitted from the company's proxy material for an additional period of at least five years after expiration of the two-year period provided under Rule 14a-8(h).

Set forth below is a summary of the proponent's actions during the past several proxy seasons:

2004 Annual Meeting: The proponent submitted a proposal that was included in ExxonMobil's proxy material. The proponent failed to attend the meeting or appoint a representative to present the proposal.

2005 Annual Meeting: The proponent submitted a proposal. ExxonMobil advised the proponent that the proposal was excludable on the basis of the proponent's prior non-attendance, but the proponent refused to withdraw the proposal. ExxonMobil submitted a no-action request and the staff concurred that the proposal could be excluded from the 2005 proxy material under Rule 14a-8(h).

2006 Annual Meeting: Despite having received copies of the staff's response permitting exclusion of any proposal submitted by the proponent for the 2006 annual meeting, the proponent submitted a proposal. ExxonMobil excluded the proposal and gave notice of the exclusion to the staff.

2007 Annual Meeting: The proponent submitted a proposal. In telephone conversations with ExxonMobil staff, the proponent indicated that he would not attend the meeting and did not expect to obtain a representative. ExxonMobil advised the staff of this conversation and, in Exxon Mobil Corporation (available March 23, 2007), the staff concurred that ExxonMobil could exclude the proposal under Rule 14a-8(h). Subsequently, the proponent submitted a letter to ExxonMobil and the SEC staff denying his prior statements to ExxonMobil staff and affirming that he did intend to appoint a representative to attend the meeting. On the basis of these representations by the proponent, the staff reconsidered its prior guidance and declined to concur in ExxonMobil's request to exclude the proposal. Accordingly, ExxonMobil included the proposal in the proxy material for the 2007 annual meeting. The proponent did not attend the meeting or appoint a representative.

2008 Annual Meeting: As discussed above, the proponent has again submitted a proposal. ExxonMobil again advised the proponent that the proposal was excludable on the basis of non-attendance last year. The proponent again refused to withdraw the proposal.

We believe the history summarized above demonstrates a willful disregard of the proxy rules by this proponent. As the proponent makes clear in his correspondence, he does not agree with the attendance requirement contained in Rule 14a-8, and therefore disregards it. Moreover, we believe the proponent made false statements to both the company and the SEC staff last year in order to convince the staff to reverse its position and allow the proponent's proposal to be included in ExxonMobil's proxy material. As noted above, notwithstanding the proponent's last-minute representations, the proponent did not attend the 2007 meeting, and we are aware of no effort on the proponent's behalf to secure a representative for the meeting.[1]

We do not believe the usual two-year exclusion is sufficient for this proponent in light of his record of repeated disregard for the proxy rules. Therefore, we respectfully request the staff's concurrence in the exclusion of this proponent's submissions from the proxy material for ExxonMobil annual meetings for at least another five years after the 2009 annual meeting.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Morse.

Sincerely,

James Earl Parsons

JEP/jep

Enclosures

---

[1] In his letter of September 27, 2007, included in Exhibit 1, the proponent states he will "*try* to be represented at the meeting by an alternate selection, *if any become known to me.*" [emphasis added].

cc - w/enc:

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08957-2717

EXHIBIT 1

T. J. Gill
SEP 04 2007

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

August 30, 2007

Office of The Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

Encl.: Proposal and Reasons

Sincerely,

Robert D. Morse

Robert D. Morse

SHAREHOLDER PROPOSAL

SEP 04 2007

NO. OF SHARES 5,349

DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Exxon Mobil Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse
Robert D. Morse

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

September 20, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

We received the proposal concerning executive compensation that you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders.

As you know, the shareholder proposal you submitted last year was included in the proxy statement for our 2007 annual meeting of shareholders. However, neither you nor a qualified representative appeared to present your proposal at that meeting. In accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (copy enclosed), we are therefore permitted to exclude all of your proposals from our proxy materials for our 2008 and 2009 meetings. See Paragraph (h) (Question 8) of Rule 14a-8.

Since you are not eligible to submit a proposal for next year's meeting, we ask that, in the best interest of all shareholders, you withdraw your proposal and save the company the time and effort of the formal SEC no-action letter process.

To withdraw this proposal, simply sign the enclosed response and mail it to me at the address listed on the enclosed stamped return envelope.

Sincerely,

Henry H. Hubble

Enclosures

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Robert D. Morse, hereby withdraw my shareholder proposal concerning executive compensation, which I have submitted to Exxon Mobil Corporation in connection with their 2008 annual meeting of shareholders.

Sincerely,

Robert D. Morse

ExxonMobil

Computershare

Computershare Trust Company, N.A.
250 Royall Street
Canton Massachusetts 02021
Within the US, Canada & Puerto Rico 800 252 1800
Outside the US, Canada & Puerto Rico 781 575 2058
www.computershare.com/exxonmobil

131414

ROBERT D MORSE
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

Holder Account Number

C 0002486946 IND

SSN/TIN Certified Yes
Symbol XOM

001CS0006_RPS.DL_XOM.165345_11439/131414/131885/1

Exxon Mobil Corporation - Statement of Holdings

Dividend Information

Holder Account Number:C 0002486946

Record Date	Payment Date	Class Description	Shares/Units Participating in Dividend Reinvestment	Dividend Rate ($)	Gross Dividend ($)	Taxes Withheld ($)	Net Dividend ($)
14 May 2007	11 Jun 2007	Common	348.386338	0.350000	121.94		121.94

Transaction History

From: 01 Jan 2007 To: 11 Jun 2007

Date	Transaction Description	Transaction Amount ($)	Deduction Amount ($)	Deduction Type	Net Amount ($)	Price Per Share/Unit ($)	Total Transaction Shares/Units	Total Shares/Units Held
Plan Transactions Dspp - Common Stock								
01 Jan 2007	Balance Forward							46.821413
09 Mar 2007	Dividend Reinvestment	110.98	0.04	Comp Paid Fees	110.98	70.917151	1.564925	48.386338
11 Jun 2007	Dividend Reinvestment	121.94	0.04	Comp Paid Fees	121.94	83.331627	1.463310	49.849648

Summary of Holdings

Date: 11 Jun 2007

Class Description	Certificated Shares/Units Held By You	Direct Registration/ Book Shares/Units	Dividend Reinvestment Shares/Units	Total Shares/Units	Closing Price Per Share/Unit ($)	Value ($)
Dspp - Common Stock	5,300.000000	0.000000	49.849648	5,349.849648	83.060000	444,358.51

43UDR XOM

00H5JA Please see important PRIVACY NOTICE on reverse side of statement

Optional Cash Purchase

Please detach this portion and mail to the address shown below.

If you wish to make an optional cash purchase at this time, please make your check payable to Computershare. No third party checks will be accepted.
Please write your Holder Account Number and the Company Name on your check.
This form should ONLY be used for Exxon Mobil Corporation.
The enclosed contribution will ONLY be applied to the account referenced to the right.

Attached is a check for $

The plan allows for a minimum amount of $50 with a maximum amount of $250,000 per year. Computershare will invest funds at least twice per week on Tuesdays and Thursdays. If either Tuesday or Thursday is not a stock market trading day ("trading day"), then funds will be invested on the next trading day.

Holder Name: ROBERT D MORSE

Holder Account Number

C 0002486946 IND

Computershare
P.O. Box 6006
Carol Stream, IL 60197-6006

000000000XOM SPP1 C 0002486946

Tracking Summary

Tracking Numbers

Tracking Number:	1Z 751 05X 01 9320 779 8
Type:	Package
Status:	**Delivered**
Delivered On:	09/21/2007 9:01 A.M.
Delivered To:	MOORESTOWN, NJ, US
Service:	NEXT DAY AIR

Tracking results provided by UPS: 09/25/2007 10:02 A.M. ET

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

Close Window

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
September 21, 2007

RECEIVED
SEP 27 2007
H. H. HUBBLE

Henry H. Hubble, V. P. Public Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

Thank you for your early response. It would not be fair to other entities for me to withdraw my proposal on non-attendance theme, as I have a valid reason.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me. For the past three years, my close presence at home to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance, there being no printed standard to follow for compliance.

I have repeatedly advised the S.E.C. that such rule is strictly a deterrent to enter a proposal, and has no possible "gain" effect on the final voting of attendees, since most votes were asked to be returned prior to meeting date, and cannot be "cancelled" for that rule, as some companies have claimed.

I wish to thank the Company for reinstating "Against" to the vote for Directors proposal, it is a fine gesture of "The Right of Dissent".

Enclosure: Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse

SHAREHOLDER PROPOSAL

SEP 28 2007

NO. OF SHARES_________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

RESOLVED:
Shareholders request the Board to initiate a review of our company's executive compensation policies and to make available, upon request, a report of that review by December 1, 2007 (omitti[illegible] dential information and prepared at a reasonable cost). We request the repo[illegible]

1. A comparison of the total compensation package [illegible] J.S. workers in September 1995 and September 200[illegible]

Ex 2

2. An analysis of changes in the relative size of the g[illegible] justifying this trend.

3. An evaluation of whether our top executive compe[illegible] options, benefits, perks, loans, insurance policies a[illegible] should be modified.

4. An explanation of whether the issues of sizable layo[illegible] ers should result in an adjustment of executive pay to m[illegible]

Supporting Statement
We believe all ExxonMobil employees work together to c[illegible] /e also believe the company has the ability to increase share[illegible] company, not just a single individual. It is not clear how th[illegible] creating the desired and beneficial effect on shareholder v[illegible] concerned that the over-compensation of top executives has a negative eff[illegible] [illegible]ployee morale and customer trust.

Please vote FOR this resolution."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board does not support this proposal because executive compensation is already benchmarked annually against other large U.S.-based companies across industry, aligned internally to be equitable, and reviewed annually by the Compensation Committee, which consists solely of independent directors. The Board believes the compensation information disclosed in the proxy statement provides more meaningful information for shareholders than the report that is requested by this proposal.

The basis of ExxonMobil's compensation program is to compensate each individual, executive or non-executive, at a level that recognizes the individual's experience, performance, and level of responsibility. Compensation should also be competitive with that of persons performing similar jobs at other companies with whom the Company competes for employee talent. ExxonMobil's compensation programs are internally aligned, but the Committee does not believe a specific numeric ratio between the compensation of the CEO and the compensation of an employee in an entirely different job is meaningful or an appropriate factor for setting compensation.

The "Compensation Discussion and Analysis" section beginning on page 19 of this proxy statement provides a detailed discussion of our compensation goals and methods.

ITEM 10 – EXECUTIVE COMPENSATION LIMIT

This proposal was submitted by Mr. Robert Morse, 212 Highland Avenue, Moorestown, NJ 08057.

"I propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: 'Against' since about Year 1975, and ONLY in the 'Vote for Directors' column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate 'Rule'. 'Right of Dissent' is denied, and shareowners may not vote 'No' or 'Against' and be counted as such. This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated 'Against' several years ago, showing the American Way of proper corporate proxies presentations. *ExxonMobil has reverted to a majority vote for election of Directors*, a fine decision for shareowners!

Thank you, and please vote 'YES' for this Proposal. It is for YOUR benefit!"

The Board recommends you vote AGAINST this proposal for the following reasons:

Attracting and retaining the best talent in the industry is in the interests of shareholders and helps the Company achieve competitive advantage. The Board believes that setting an artificial or arbitrary level of compensation that is not determined by the marketplace would put the Corporation at a severe disadvantage in hiring and retaining the best talent.

ITEM 11 – INCENTIVE PAY RECOUPMENT

This proposal was submitted by Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

"Recoup Unearned Management Bonuses

RESOLVED: Shareholders request our board to adopt a bylaw to enable our company to recoup all unearned incentive bonuses or other incentive payments to senior executives to the extent that their corresponding performance targets were later reasonably determined to have not been achieved. This is to be adopted as a bylaw unless such a bylaw format is absolutely impossible. If such a bylaw were absolutely impossible, then adoption would be as a policy. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy. Restatements are one means to determine such unearned bonuses.

This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans. Our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal even if this means that our executives be asked to voluntarily give up certain rights under their current contracts.

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated income in the fiscal year ending March 31, 2000 by reporting income from contracts before they were signed.

Bonuses for senior executives in that year were based on income exceeding goals. Sanjay Kumar, then CEO, thus received a $3 million bonus based on Computer Associates' supposedly superior performance. Subsequently Mr. Kumar did not offer to return his bonus based on discredited earnings. Mr. Kumar was later sentenced to 12-years in jail in regard to his employment at Computer Associates.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated November 28, 2007

The proposal relates to compensation.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(h)(3). We note your representation that ExxonMobil included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to ExxonMobil by the same proponent with respect to an annual meeting held during calendar year 2009.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

END